EXHIBIT 99.36

News Release, regarding 2006 first quarter results, progress of Phase III trials and appointment of new Vice President, announced August 2, 2005

AOM Q106 02/08/05

PRESS RELEASE

ANORMED REPORTS FISCAL 2006 FIRST QUARTER RESULTS, PROGRESS ON PHASE III TRIALS, AND ANNOUNCES NEW VICE PRESIDENT, MARKETING

For Immediate Release:

August 2, 2005

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) today reported financial results for its first fiscal quarter ended June 30, 2005. AnorMED recorded a net loss of $8,025,000 ($0.25 per common share) in this quarter. This is in comparison to the net losses incurred in the previous fiscal quarter ended March 31, 2005 of $7,619,000 ($0.24 per common share) and the prior year’s first quarter, ended June 30, 2004, of $3,814,000 ($0.12 per common share).

Our contract research and development expenditures of approximately $3.3 million in this quarter were 23% higher than those incurred in the previous quarter and 115% higher than the same quarter last year primarily as a result of costs associated with the start up of additional clinical trial sites and patient recruitment in our AMD3100 Phase III clinical trial. A total of 600 patients will be enrolled into these two Phase III studies and the rate of recruitment in this clinical program will directly impact the level of expenditures. In addition, we are recruiting patients into six Phase II trials for AMD3100, including trials in Germany and Canada, and we plan to initiate four new Phase II trials by the end of calendar 2005. Consequently, we expect our research and development expenses to increase over the next several quarters.

We began the manufacture of an additional batch of AMD070 drug substance at a contract manufacturer during this quarter. This supply is to support additional clinical trials and longer term toxicity studies that are planned for the rest of the year. This project will incur further clinical, manufacturing, and analytical costs during the remainder of Fiscal 2006.

General and administrative expenses increased by 29% overall this quarter in comparison to the first quarter a year ago and decreased by 15% over those incurred in the fourth quarter. Both business development and marketing costs have increased year over year primarily due to obtaining consulting services to assist with AMD3100 market research in the U.S., Europe and Canada.

Revenue for this quarter of $25,000 was from a non-exclusive licensing agreement for our HYNIC linker technology. Last year we earned licensing revenue of $2.3 million primarily related to the upfront milestone payment from NeoRx under the license agreement for NX473.

Interest income increased in this quarter compared to the first quarter of Fiscal 2005 due to higher interest rates.  As a result of the strengthening of the U.S. dollar versus the Canadian dollar during the quarter, we recognized a foreign exchange gain of $290,000. This compares to a gain of $146,000 in the fourth fiscal quarter of 2005 and no gain or loss in the comparable quarter last year.  In the first quarter of last year we recorded a loss of $639,000 on the investment in NeoRx Corporation common shares that were received originally as a partial payment for a licensing milestone.

Capital expenditures of  $236,000 during this quarter were higher than our level of purchases during the same quarter last year of $122,000. Additional lab equipment and an expansion of our telephone system to accommodate our growth in personnel comprised the majority of the spending this quarter. As of June 30, 2005, no material commitments for capital expenditures have been made.

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AOM Q106 02/08/05

Cash, cash equivalents, and short-term investments were $57,524,000 at June 30, 2005 as compared to $65,274,000 at March 31, 2005. The Company’s cash reserves are primarily held in investments with maturities less than 90 days due to the relatively higher yields that continued to be available during the quarter for short-term maturities. The current cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund the Company’s operations into Fiscal 2007.

New Vice President, Marketing

AnorMED Inc. is pleased to announce that Mr. Mark Levonyak has joined AnorMED as the Vice President, Marketing. He has over 20 years of experience in pharmaceutical marketing, sales and product launches. Previously with Cell Therapeutics (“CTI”) for five years, Mr. Levonyak was responsible for driving the performance of CTI’s oncology and hematology product portfolio including TRISENOX®, XYOTAX™, Pixantrone and CT-2106. At CTI, his experience and responsibilities as Vice President, Marketing, spanned product management, strategic planning, and market research. Most recently, he led the transition of TRISENOX from its original niche market of refractory acute promyelocytic leukemia, and annual sales of US$5 million, to peak sales of US$ 30 million, by launching an expansion of brand awareness into other hematologic malignancies.

Prior to CTI, Mr. Levonyak spent 15 years in sales of oncology products with SmithKline Beecham Pharmaceuticals in the U.S. While there, Mr. Levonyak launched the SmithKline Beecham commercial oncology team including sales, national accounts, reimbursement, and medical affairs programs in preparation for the launch of the oncology product Hycamtin.

“We are very pleased that Mr. Levonyak will be joining our team at AnorMED to continue our pre-commercial activities for AMD3100. His experience in hematology and oncology will be very valuable to us as we move closer to the commercialization of AMD3100. This appointment further reflects our increasing focus on marketing and our intent to develop a small specialized sales force as the next step towards becoming a fully integrated biopharmaceutical company.” said Dr. Michael J. Abrams, President and CEO of AnorMED.

Stem Cell Transplant

Recruitment into the Phase III trials for AMD3100 continues to make steady progress. To date 53 non-Hodgkin’s Lymphoma (NHL) patients and 43 multiple myeloma (MM) patients have entered into the Phase III trials. Currently, 26 sites are recruiting NHL patients and 24 sites are recruiting MM patients. We anticipate recruitment rates will increase in the fall and are maintaining our goal to complete Phase III enrollment and three month follow up by the end of calendar year 2006. Within our Phase II program for AMD3100, six studies are ongoing. Data from some of these studies will be submitted for presentation at American Society of Hematology meeting in December of this year.

We are also pleased to announce the tradename for AMD3100 is MOZOBIL. The FDA will re-review MOZOBIL as part of the New Drug Application (NDA) submission to rule out any objections based upon approvals of other proprietary names between now and the NDA submission.

Upcoming Key Events

•

Report new clinical data from Phase II clinical trials with MOZOBIL in transplant patients

•

Report preliminary efficacy of AMD070 in HIV patients

•

Contingent upon additional European approvals for FOSRENOL, receive milestone payments of up to U.S.$6 million from Shire Pharmaceuticals Group

•

Initiate Phase I safety study of MOZOBIL in cardiac patients

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AOM Q106 02/08/05

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)	As at June 30	As at March 31

	2005	2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$41,954	$57,834
Short-term investments	15,570	7,440
Accounts receivable	342	513
Prepaid expenses	921	1,001
	58,787	66,788
Security deposit	100	100
Long-term investment	296	292
Property and equipment, net	3,041	3,040
	$62,224	$70,220
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,350	$4,709

Shareholders’ equity
Share capital
Issued and outstanding:
Common shares - 31,845,692	153,844	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital	2,028	1,698
Accumulated deficit	(97,998)	(89,973)
	57,874	65,511
	$62,224	$70,220

AOM Q106 02/08/05

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts)	For the three months ended June 30
(unaudited)	2005		2004

Revenue
Licensing		$25		$2,310

Expenses
Research and development		6,813		4,260
General and administrative		1,733		1,347
Amortization		208		225
		8,754		5,832
Other income (expense)
Interest and other income		414		347
Foreign exchange gain		290		–
Other expenses		–		(639)
		704		(292)
Net loss	$	(8,025)	$	(3,814)
Loss per common share	$	(0.25)	$	(0.12)
Diluted loss per common share	$	(0.25)	$	(0.12)

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AOM Q106 02/08/05

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Canadian dollars, except share amounts) (unaudited)	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
Balance at March 31, 2005	31,829,493	$ 153,786	$ (89,973)	$ 1,698	$ 65,511
Issued for cash	14,800	51	–	–	51
Issued on exercise of options	1,399	7	–	(3)	4
Stock-based compensation	–	–	–	333	333
Net loss	–	–	(8,025)	–	(8,025)
Balance at June 30, 2005	31,845,692	$ 153,844	$ (97,998)	$ 2,028	$ 57,874

	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3	–	–	3
Issued on exercise of options	15,800	66	–	(15)	51
Stock-based compensation	–	–	–	230	230
Net loss	–	–	(3,814)	–	(3,814)
Balance at June 30, 2004	31,756,398	$ 153,521	$ (91,618)	$ 616	$ 62,519

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)	For the three months ended June 30
(unaudited)	2005	2004

Cash provided by (used in):
Operations
Net loss	$ (8,025)	$ (3,814)
Items not involving cash:
Amortization	208	225
Loss on disposal of property and equipment	11	3
Licensing revenue received in shares	–	(1,281)
Unrealized foreign exchange gain on long-term investment	(4)	(21)
Loss on revaluation of long-term investment	–	660
Compensatory stock options	333	230
Changes in non-cash operating working capital:
Accounts receivable	171	(36)
Prepaid expenses	80	17
Accounts payable and accrued liabilities	(359)	(699)
	(7,585)	(4,716)
Investments:
Net purchase of short-term investments	(8,130)	(2,399)
Proceeds on disposal of property and equipment	16	–
Purchase of property and equipment	(236)	(122)
	(8,350)	2,521 )
Financing:
Issuance of shares, net of share issue costs	55	54
Decrease in cash and cash equivalents	(15,880)	(7,183)
Cash and cash equivalents, beginning of the period	57,834	40,608
Cash and cash equivalents end of the period	$ 41,954	$ 33,425

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AOM Q106 02/08/05

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 28, 2005.

TELECONFERENCE CALL NOTIFICATION: Tuesday, August 2, 2005 4:30pm EST/1:30pm PST

On Tuesday, August 2, 2005, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial 1-800-440-1782 in Canada and the U.S. or 1-416-620-2407 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until August 16, 2005.  To hear a complete replay, please call 1-800-558-5253.  The reservation number required for access is #21251609.  This call will also be webcast from AnorMED’s website at www.anormed.com.

For further information: Elisabeth Whiting, M.Sc. VP, Corporate Development & Communications Tel: 604-530-1057 e-mail: ewhiting@anormed.com	W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: 604-530-1057 e-mail: info@anormed.com